Exhibit 8.1

                                         December 30, 2002

Board of Directors
FirstService Bank
90 North Main Street
Doylestown, Pennsylvania 18901

Dear Members of the Board:

        We have acted as counsel to FirstService Bank, a Pennsylvania bank (the "Target"), in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of September 24, 2002 (the "Agreement"), by and among Target, National Penn Bancshares, Inc., a Pennsylvania corporation ("Acquiror"), and National Penn Bank, a national banking association and a direct wholly owned subsidiary of Acquiror ("Acquisition Sub"). Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Agreement or the Proxy Statement/Prospectus, forming a part of the Registration Statement filed on Form S-4 by Acquiror with respect to the Merger (the "Registration Statement"). This opinion is being furnished pursuant to the requirements of Item 601(b)(8) of Regulation S-K.

        In delivering this opinion, we have reviewed and relied upon facts and descriptions set forth in the Agreement, the Registration Statement and related documents. We have also assumed that certificates of officers of Acquiror and the Target (the "Officers' Certificates") containing normal and customary representations will be delivered effective as of the Effective Date of the Merger, and that our opinion will rely on such Officers' Certificates. We assume that the Officers' Certificates, respectively, will be executed and delivered by appropriate officers of Acquiror and the Target and will be true and correct without any qualification as to knowledge and belief.

        We have also assumed that after the exercise of dissenters rights, the total amount of the cash (including cash paid for fractional shares) or other property paid to holders of FirstService Common Stock in exchange for their FirstService Common Stock as a result of the Merger shall be no more than sixty percent of the sum of the (i) the value of the NPB Common Stock that is delivered to holders of FirstService Common Stock in the Merger, (with value determined as the closing price of such stock on the NASDAQ on the Effective Date of the Merger) and (ii) the total amount of the cash so delivered.

        Based on the foregoing and the Internal Revenue Code of 1986, as amended (the "Code"), the Income Tax Regulations issued by the United States Treasury Department thereunder, rulings of the Internal Revenue Service and court decisions, all as in effect on the date hereof, we are of the opinion that if the Merger is completed in accordance with the terms and conditions of the Agreement, and if the statements set forth in the Officers' Certificates and other documents that we will rely upon and the assumptions made herein with respect to the

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Board of Directors
December 30, 2002
Page 2

amount of cash received as a result of the Merger are true and correct on the date hereof and at the Effective Time of the Merger, for United States federal income tax purposes:

        1. The Merger will qualify as a reorganization within the meaning of
           Section 368(a) of the Code.

        2. A Holder of Target Common Stock who exchanges it for cash and Acquiror Common Stock in the merger should have gain or loss realized equal to the difference between the sum of (a) the cash received and
           (b) the value of the Acquiror Common Stock received in the merger, and the Holder's tax basis in the Target Common Stock surrendered. If there is a gain realized, it should be recognized as taxable gain in an amount equal to the lesser of the gain realized or the cash received in the merger.

        Our opinion does not address U.S. federal income tax consequences which may vary with, or are contingent upon, a shareholder's individual circumstances, including stock received for compensation, or stock that is not held as a capital asset. It also does not address the tax consequences to any Holder of Target Common Stock who is not an individual resident in the United States for tax purposes. In addition, our opinion does not address any non-income tax or any foreign, state or local tax consequences of the Merger.

        In accordance with customary practice relating to opinion letters, our opinion speaks only as of the date hereof, and, subject to the assumptions and conditions set forth above, the Effective Time of the Merger, and we disclaim any duty to update such opinion. Moreover, our opinion is based on the Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated thereunder, and Internal Revenue Service rulings, procedures, and other pronouncements published by the United States Internal Revenue Service. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. This opinion is not binding on the Internal Revenue Service, and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service.

        This opinion is rendered solely to the addressee hereof and is not intended to be relied upon, nor may it be relied upon, used, quoted, circulated or otherwise referred to by any person, firm or entity other than such addressee without our prior written consent.

        Notwithstanding the preceding paragraph, we hereby consent to the use of our name in the Proxy Statement/Prospectus forming a part of the Registration Statement under the

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Board of Directors
December 30, 2002
Page 3

captions "The Merger--Certain Federal Income Tax Consequences" and "Legal Opinions." We also consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.





                              Very truly yours,
                              PEPPER HAMILTON LLP

                              /s/ Pepper Hamilton LLP



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